Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the issuance of an aggregate of up to 3,650,000 additional shares of common stock of Assertio Therapeutics, Inc. available for issuance under the Assertio Therapeutics, Inc. Amended and Restated 2014 Omnibus Incentive Plan (the “Plan”), of our reports dated March 11, 2019, with respect to the consolidated financial statements and schedule of Assertio Therapeutics, Inc. and the effectiveness of internal control over financial reporting of Assertio Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
May 10, 2019